FOIA CONFIDENTIAL TREATMENT REQUESTED

May 15, 2020

Irene Paik

Christie Wong

Angela Connell

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forma Therapeutics Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted April 8, 2020

CIK No. 0001538927

Dear Ms. Paik:

On behalf of our client, Forma Therapeutics Holdings, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated May 5, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on April 8, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 filed April 8, 2020

Prospectus Summary

Our Pipeline, page 2

1.

We note your statements indicating that your therapeutics are potentially “best-in-class” or “first-in-class.” These terms suggest that your product candidates are effective, likely to be approved and favorable

FOIA CONFIDENTIAL TREATMENT REQUESTED

as compared to competitive products and product candidates. Given the status of development, it is premature and inappropriate for you to make such statements or implications at this time. Accordingly, please delete all references in your registration statement to your product candidates being potentially “best-in-class” or “first- in-class”.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 98 and 101 of the Amended DRS in response to the Staff’s comment and has removed the phrases “best-in-class” and “first-in-class.”

2.

We note the inclusion of your USP30 program with Bristol-Myers Squibb in your pipeline table. Given the status of development and the limited disclosure on pages 118¬119 concerning the program, it seems premature to highlight this program prominently in your Summary pipeline table. Accordingly, please revise to remove this program from the Summary table or advise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 101 of the Amended DRS in response to the Staff’s comment and has removed the USP30 program from the pipeline table.

3.	We note your discussion of FT-7051 and the research compound FT-6876. Please clarify the relationship between FT-7051 and FT-6876.

RESPONSE: The Company respectfully advises the Staff that FT-7051 and FT-6876 are chemically related compounds that the Company progressed to late stage preclinical development. FT-7051 and FT-6876 showed equivalent potency and target selectivity in in vitro models and equivalent efficacy in in vivo studies. FT-7051 was then selected for clinical development due to its more favorable metabolic properties and lower predicted human dose. The Company further advises the Staff that it has revised the disclosure on pages 3, 100 and 115 of the Amended DRS to clarify the relationship between FT-7051 and FT-6876.

4.

We note your discussion of adverse events associated with “prior efforts utilizing” FT- 4101. Please discuss the current status of your research and testing regarding FT-4101. Additionally, for all other clinical trials you discuss, please disclose whether there were treatment-related serious adverse events and, if so, identify them.

RESPONSE: The Company respectfully advises the Staff that 4101-MET-201 is a Phase 1/2, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and preliminary efficacy of an intermittent treatment with 3.0 mg FT-4101 over 12 weeks in overweight/obese subjects with NASH. Subjects treated with FT-4101 had a statistically significant reduction in liver fat at Week 12 compared to subjects treated with placebo. Furthermore, there was a correlation between liver fat reduction on MRI-PDFF and hepatic DNL reduction, indicating target engagement. The safety, tolerability, and pharmacodynamics of FT-4101 has been tested in four clinical studies, one of which is ongoing in our 12 week Phase 2a NASH study. No treatment-related serious adverse events were reported in any of the four clinical studies for FT-4101 thus far.

FOIA CONFIDENTIAL TREATMENT REQUESTED

In addition, the Company respectfully advises the staff that for the FT-2102 program, Study 2102-Hem-101, to date, fifty-three (21.5%) patients treated with FT-2102 experienced at least one treatment emergent significant adverse effect (“TESAE”) that was considered to be related to study treatment. The most common treatment-related significant adverse effect (“TRSAE”) (occurring in ≥ 5% of patients) was differentiation syndrome, which was reported in nine (5.8%) single agent patients and seven (7.6%) FT-2102 + AZA combination cohort patients. Each of the TRSAEs of differentiation syndrome was considered to be related to FT-2102 (as opposed to AZA in the combination cohort patients). For the FT-2102 program, Study 2102-Onc-102, to date, six (8.2%) patients overall experienced at least one TESAE that was considered to be related to study treatment. This included TESAEs of hepatitis acute, nausea, vomiting, and platelet count decreased (each reported by one (4.2%) patient in Cohort A-1), ALT increased (reported by one (20.0%) patient in Cohort 1-B), and hepatic enzyme increased (reported by one patient each in Cohort 3-A (7.7%) and Cohort 4-A (4.8%)).

In addition, no significant adverse events have been reported in FT-4202’s ongoing Phase 1 study.

The Company further respectfully advises the Staff that it has revised the disclosure on pages 112 and 120 of the Amended DRS to note whether there were any treatment-related serious adverse events in connection with the clinical trials the Company discusses.

Our Strategy, page 4

5.

We note your disclosure that you will rapidly advance FT-4202 and FT-7051 through clinical development. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 101 of the Amended DRS to remove the reference that the Company will “rapidly” advance FT-4202 and FT-7051 through clinical development.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expense, page 78

6.	Please provide additional information regarding management’s expectation of future costs associated with FT-2102, FT-4101, and FT-8225.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 79 of the Amended DRS to clarify management’s expectation of future costs associated with FT-2102, FT-4101 and FT-8225.

Business

Non-Core and Out-Licensed Programs, page 119

FOIA CONFIDENTIAL TREATMENT REQUESTED

7.

We note your disclosure on page F-60 regarding the divestiture in March 2020 of your Early Discovery capabilities. Please disclose the material terms of this agreement and file the agreement as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has added disclosure on page 122 of the Amended DRS regarding the material terms of the agreement effecting the divestiture of the Company’s early discovery capabilities in March 2020 and further advises the Staff that it has filed the agreement Exhibit 10.15 to the Amended DRS.

Partnered Programs

Agreement with Boehringer Ingelheim, page 121

8.	Clarify the phase of your collaborative program (research, optimization, etc.) with Boehringer Ingelheim.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 121 of the Amended DRS in response to the Staff’s comment to clarify that its collaborative program with Boehringer Ingelheim is in the optimization phase.

9.

Please revise your disclosure regarding the Boehringer Ingelheim agreement to disclose the aggregate payments received to date and the aggregate research and development milestones, regulatory milestones and sales milestones payable by Boehringer Ingelheim. We also note your reference here to “low double-digit royalties.” Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent). Also disclose the duration of the royalty obligation.

RESPONSE: The Company respectfully advises the Staff that the disclosure of the aggregate payments received by the Company to date, over the course of eight years, as well as the aggregate research and development milestones, regulatory milestones and sales milestones payable to the Company by Boehringer Ingelheim is not material and would likely cause competitive harm to the Company and its counterparty, Boehringer Ingelheim, if disclosed.

We also note your request to narrow the Company’s disclosure of “low double-digit royalties” to no more than ten percentage points and to disclose the duration of the royalty obligation. The Company further respectfully advises the Staff that it has removed the disclosure on page 121 of the Amended DRS regarding the royalties and its duration since there are no ongoing programs between the Company and Boehringer Ingelheim that would trigger any royalty payments.

Agreements with Celgene, page 122

10.	Please expand your disclosure regarding the Celgene License Agreements to include the durations of the royalty obligations.

FOIA CONFIDENTIAL TREATMENT REQUESTED

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 122 of the Amended DRS in response to the Staff’s comment and provided additional detail regarding the duration of the royalty obligations under the Celgene License Agreements.

Intellectual Property, page 125

11.

To the extent not already provided, please provide more detailed information regarding your patent portfolio such as the type of patent protection and the jurisdictions in which your patents have been issued or are pending.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 40 and 126 of the Amended DRS in response to the Staff’s comment to include that the FT-4202 compound is covered by granted Australian, European, Japanese, and Korean patents and by numerous pending patent applications (including U.S., Canadian, Chinese patent applications), the FT-7051 compound is covered by pending U.S., European, Japanese, and PCT international patent applications and the FT-8225 compound is covered by pending U.S., European, and PCT international patent applications.

Description of Capital Stock , page 174

12.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies, page F-12

13.

We note on page F-5 that you calculated the diluted net loss per share for fiscal year 2019 by adjusting the net loss for the change in fair value of warrants to purchase Series B-3 Convertible Preferred Shares, but there was no related incremental shares adjustment to the denominator. Please tell us the reason(s) that you excluded such shares in the calculation and refer to all pertinent authoritative accounting literature in your response.

RESPONSE: The Company respectfully advises the Staff that as a result of having participating securities outstanding during the period, the Company used the two-class method, as discussed in ASC 260 “Earnings Per Share” (ASC 260) to compute net income (loss) allocable to common securities per share. ASC 260 does not specifically address how to apply the two-class method in calculating diluted earnings per share. However, the Company applied the approach outlined in proposed FASB FSP FAS 128-a “Computational Guidance for Computing Diluted EPS under the Two-Class Method” (FSP) to compute diluted net loss per share for fiscal year 2019. The FSP outlines two approaches to determine the potential dilutive impact of participating securities that also are a potential common share.

FOIA CONFIDENTIAL TREATMENT REQUESTED

The first approach outlined in the FSP determines the potential dilutive impact of participating securities which are also potential common shares using the undistributed earnings allocated to common stock in the calculation of basic earnings per share. The Company calculated the potential dilutive impact of the warrants to purchase Series B-3 Convertible Preferred Shares using the treasury-stock method. The Company (i) adjusted the numerator to exclude the gain recognized during 2019 that resulted from the decrease in fair value of the Series B-3 warrants and (ii) adjusted the denominator by the incremental common shares assumed issued that were immediately converted from Series B-3 Convertible Preferred Shares in accordance with ASC 260-10-55-6.

The second approach outlined in the FSP determines the potential dilutive impact of participating securities which are also potential common shares by allocating undistributed earnings between common shares and participating securities after considering the potential dilutive impact of potential common shares. There was no allocation of the loss during the period to the participating securities included in the computation of basic earnings per share since the participating securities do not have a contractual obligation to fund the losses of the Company. Therefore, the net loss applicable to common shares in the computation of basic earnings per share was utilized in the computation. The net loss and outstanding shares were adjusted to assume all other dilutive potential common shares have been exercised, converted, or issued, giving specific consideration to the antidilution sequencing in ASC 260. As part of the computation, the Company assumed exercise of the Series B-3 warrants under the treasury-stock method. However, the B-3 Convertible Preferred Shares received upon exercise were considered additional participating securities. Therefore, the Series B-3 Convertible Preferred Shares were not converted into common stock for the purposes of the computation. As a result, there was no adjustment to the denominator upon the assumed exercise of the warrants to purchase Series B-3 Convertible Preferred Shares. Since the net loss is not being allocated to the participating securities, the only adjustment to the net loss used in the computation of diluted earnings per share was the adjustment to exclude the gain recognized during 2019 that resulted from the decrease in fair value of the Series B-3 warrants.

As the computation under the second approach provides the most dilutive result, the Company used the results of the second approach for the purposes of computing diluted earnings per share for fiscal year 2019, which resulted in (i) an adjustment to the numerator to exclude the gain recognized during 2019 that resulted from the decrease in fair value of the Series B-3 warrants and (ii) no adjustment to the common shares included in the denominator.

Note 11 Reorganization, page F-34

14.

We note that the Reorganization in October 2019 resulted in the removal of the preferred return and the optional redemption rights for Series A, B and C preferred shares, respectively. Please tell us the basis of your conclusion that they are not considered qualitatively substantive. In addition, please tell us your consideration of ASC 718-20-35 in measuring the modification of preferred shares.

RESPONSE: The Company respectfully advises the Staff that in connection with the Reorganization (as defined in Amended DRS) in October 2019 (i) the holders of Series A, Series B-1 and Series B-2 Preferred Shares were no longer entitled to a preferred return and (ii) the holders of Series B-1, Series B-2 and Series C Preferred Shares were no longer entitled to an optional redemption right. The Company concluded that the removal of these provisions was not qualitatively substantive.

FOIA CONFIDENTIAL TREATMENT REQUESTED

Prior to the Reorganization, the holders of Series A and B Preferred Shares were entitled to a preferred return in the form of accruing dividends. However, a preferred return was only payable to the holders upon a liquidating event or, in the case of the Series B Preferred Shares, upon optional redemption. A liquidating event, as disclosed on page F-33 of the Amended DRS, is defined as a liquidation, dissolution or winding up of the Company, including a deemed liquidation. A deemed liquidation event was defined as a merger of the Company or the sale, lease, transfer, or other disposition of substantially all the assets of the Company. The preferred return would not be realized by the holder upon conversion of the Series A or Series B Preferred Shares into Common 1 shares either in connection with an initial public offering or optional conversion by the holders.

The Company considered the likelihood and timing of (i) a liquidating event, which would result in the payment of a preferred return compared to (ii) an initial public offering, which would not result in the payment of a preferred return, as part of its assessment of whether the removal of the preferred return was substantive. Based on the Company’s assessment of the probability and timing of these events, there was a low probability that the holders would realize any benefit from the preferred return upon a liquidating event as the Company considered it unlikely that a liquidating event would take place prior to an initial public offering. Specifically, the Company had no plans to liquidate or wind up its operations nor was an acquisition or similar transaction being contemplated or deemed reasonably possible given the Company’s stage of development. Conversely, the Company was in the early stages of pursuing a private financing (i.e., the Series D Preferred Stock financing which occurred in the same quarter) and planning for its subsequent initial public offering. In addition, in the case of Series B Preferred Shares, the Company considered the likelihood of any optional redemption of Series B Preferred Shares, which as discussed further below, it deemed remote.

As a result of the distributions to the holders of Series C1 Preferred Shares in early 2019 and prior to the Reorganization, the holders were fully paid the amount of the liquidation preference and only entitled to their conversion right. As a result, the holders of Series C1 Preferred Shares would not receive any incremental return upon exercise of their optional redemption right and thus, have no incentive to redeem. Further, if the holders of Series C1 Preferred Shares exercised the optional redemption right, the Series C1 Preferred Shares would no longer be outstanding and the holders would not be entitled to convert into Common 1 shares upon the completion of an initial public offering and recognize any related economic advantages. As such, the Company believes it would be uneconomical for the holders of Series C1 Preferred Shares to exercise their optional redemption and thus, the probability of exercise was remote. As disclosed on page F-32 of the Amended DRS, the holders of the Series B preferred shares could only exercise an optional redemption right concurrent with or after the Series C1 Preferred Shares were redeemed. As the probability of Series C1 Preferred Share redemption was considered remote, the optional redemption of the Series B Preferred Shares was also considered remote.

Based on these factors, considered individually and in the aggregate, the (i) removal of the preferred return to the holders of Series A and B Preferred Shares and the optional redemption rights to the holders of Series B and C1 Preferred Shares were not deemed qualitatively substantive.

FOIA CONFIDENTIAL TREATMENT REQUESTED

The Company accounted for the modification in accordance with ASC 718-20-35. In accordance with ASC 718-20-35-3, the incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, based on the share price and other pertinent factors at that date. As the modification to the terms of the Series A, Series B and Series C1 Preferred Shares was not considered qualitatively substantive, the Company concluded that the there was no material incremental increase in the fair value of these preferred shares as a result of the modification and, as a result, there was no incremental compensation or related accounting impact.

Note 17 Collaboration Agreements, page F-51

15.

You disclose that the transaction price of the Modified Arrangement included the deferred revenue balance related to the unsatisfied performance obligations prior to the termination plus the incremental consideration received under the License Agreements. Please tell us your accounting complies with ASC 606-10-25-13 given your determination that certain promised goods and services under the Modified Arrangement were distinct from those already provided under the terminated agreements, while others were not distinct.

RESPONSE: The Company respectfully advises the Staff that it considered the guidance in ASC 606-10-25-12 and 13 to determine whether the Modified Arrangement should be treated as a separate contract or part of the existing contract and concluded that our accounting complies with ASC 606-10-25-13.

ASC 606-10-25-12 states a contract modification is treated as a separate contract if both of the following conditions are present:

a)	The scope of the contract increases because of the addition of promised goods or services that are distinct.

b)

The price of the contract increases by an amount of consideration that reflects the entity’s standalone selling prices of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract.

ASC 606-10-25-13 states if a contract modification is not accounted for as a separate contract in accordance with paragraph 606-10-25-12, an entity shall account for the promised goods or services not yet transferred at the date of the contract modification (that is, the remaining promised goods or services) in whichever of the following ways is applicable:

a)

An entity shall account for the contract modification as if it were a termination of the existing contract, and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. The amount of consideration to be allocated to the remaining performance obligations is the sum of:

1)

The consideration promised by the customer (including amounts already received from the customer) that was included in the estimate of the transaction price and that had not been recognized as revenue and

2)	The consideration promised as part of the contract modification.

FOIA CONFIDENTIAL TREATMENT REQUESTED

b)

An entity shall account for the contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (that is, the adjustment to revenue is made on a cumulative catch-up basis).

c)

If the remaining goods or services are a combination of items (a) and (b), then the entity shall account for the effects of the modification on the unsatisfied (including partially unsatisfied) performance obligations in the modified contract in a manner that is consistent with the objectives of this paragraph.

In connection with the Modified Arrangement, the Company concluded the promised goods and services for USP30 were distinct from those already provided under the terminated agreements and the promised goods and services for FT-1101 were not distinct. As such, the Company concluded that the Modified Arrangement did not qualify as a separate contract under ASC 606-10-25-12 and should be accounted for under ASC 606-10-25-13(c). Under ASC 606-10-25-13(c), if the remaining goods or services in a contract modification are a combination of items that are distinct and not distinct, the entity shall account for the effects of the modification on the unsatisfied (including partially unsatisfied) performance obligations in the modified contract in a manner that is consistent with the objectives of ASC 606-10-25-13.

In meeting the objectives of ASC 606-10-25-13, the Company updated the transaction price, inclusive of the remaining balance of unamortized deferred revenue for all performance obligations that were not complete as of the termination date and allocated the total consideration to the remaining performance obligations of the modified contract (i.e., the FT-1101 Combined PO and the USP30 Combined PO). For the performance obligation that is not distinct from the performance obligations under the prior agreements (i.e., the FT-1101 Combined PO), the Company adjusted revenue previously recognized (i.e., cumulative catch-up) to reflect the updated measure of progress. For the performance obligation that is distinct from the performance obligations under the prior agreements (i.e., USP30 Combined PO), the Company recognized the transaction price allocated to the performance obligation prospectively from the date of modification consistent with the creation of a new contract.

16.

You disclose that your transaction price for the Modified Arrangement included $147.8 million related to deferred revenue of the partially satisfied obligations prior to the termination of the Celgene collaboration agreements. Please reconcile this with your deferred revenue rollforward on page F-59 as well as your table on page F-23 illustrating the impact of the adoption of ASC 606, both of which present deferred revenue balances of $95.3 million as of January 1, 2019. Please also explain the cumulative adjustment related to the impact of the adoption of ASC 606 on your deferred revenue balance.

RESPONSE: The Company respectfully advises the Staff that the deferred revenue balance of $95.3 million as of January 1, 2019 includes the following (in thousands):

Modified Arrangement	$93,967
Other collaboration agreements	1,330

Total deferred revenue	$95,297

FOIA CONFIDENTIAL TREATMENT REQUESTED

The Company provides the following reconciliation of transaction price and deferred revenue for the Modified Arrangement at January 1, 2019.

The total transaction price of the Modified Arrangement is comprised of the following (in thousands):

Deferred Revenue at termination under ASC 606	$147,792
FT-1101 and USP30 License fees	77,500
Technology transfer monthly reimbursement	2,498
Other fixed fees	5,065

Total transaction price	$232,855

The following table includes detail of the amount of transaction price allocated to the two remaining performance obligations and the amount of revenue that would have been recognized under ASC 606 prior to adoption on January 1, 2019 under the Modified Arrangement (in thousands):

Total

Transaction price	$232,855
Less:
ASC 606 revenue that would have been recognized prior to adoption based upon the updated measure of progress for the partially satisfied performance obligation (i.e., cumulative revenue catch-up for FT-1101 Combined PO)	(136,390)
Monthly reimbursable fees to be incurred and billed subsequent to January 1, 2019 (1)	(2,498)

Deferred revenue as of January 1, 2019	$93,967

(1)

The $2.5 million of reimbursable fees were included in the transaction price at inception ($232.9 million); however, are not included in deferred revenue as they were not earned or billable prior to January 1, 2019.

The Company further respectfully advises the Staff that the impact of adoption on deferred revenue is comprised of the following (in thousands):

	Deferred Revenue (ASC 605) December 31, 2018	Deferred Revenue (ASC 606) January 1, 2019	Impact of Adoption
Modified Arrangement	$200,437	$93,967	$106,470
Other collaboration agreements	11,017	1,330	9,687

Total deferred revenue	$211,454	$95,297	$116,157

As disclosed on page F-23 of the Amended DRS, the impact of adoption was primarily the result of differences in the determination of performance obligations and the resulting effect on the allocation of transaction price as well as changes to measuring progress, inclusive of the application of the modification guidance.

FOIA CONFIDENTIAL TREATMENT REQUESTED

The Company also respectfully advises the Staff that the impact associated with the application of the modification guidance to the Modified Arrangement was primarily attributable to the change in the measure of progress and the application of the modification guidance under ASC 605 compared to ASC 606, inclusive of the cumulative catch-up recorded related to the FT-1101 Combined PO which was required under the modification guidance of ASC 606 but not required by ASC 605. The impact of adoption for the other collaboration agreements was primarily attributable to changes in the determination of performance obligations and the resulting impact on the allocation of the transaction price, which changed the timing of revenue recognition.

17.

You disclose that you recognize revenue over time for each performance obligation using an input method based on a measure of cost incurred relative to total estimated cost for the technology transfer activities. You further disclose that all technology transfer activities were completed and all license rights were transferred under the Modified Arrangement during 2019. As it would appear that all performance obligations related to the Modified Arrangement were satisfied during 2019, please tell us why only $96.5 million of the $232.9 million transaction price was recognized as revenue during 2019.

RESPONSE: The Company respectfully advises the Staff that it recognized collaboration revenue of $96.5 million for the Modified Arrangement during the year ended December 31, 2019 comprised of $94.0 million of revenue that was included in deferred revenue as of January 1, 2019 and $2.5 million for the technology transfer monthly reimbursement that was earned and billed during the year. The difference between the transaction price and the revenue recognized during the year ended December 31, 2019 is primarily attributable to the application of the modification guidance under ASC 606, as illustrated in the response to Comment 16. As a result, a significant portion of the transaction price would have been recognized as revenue under ASC 606 prior to the date of adoption and was recognized as part of the impact of adoption as of January 1, 2019.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

FOIA CONFIDENTIAL TREATMENT REQUESTED

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Frank D. Lee, Forma Therapeutics Holdings, Inc.

Jeannette Potts, Forma Therapeutics Holdings, Inc.

Todd Shegog, Forma Therapeutics Holdings, Inc.

William D. Collins, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP